Filed by UniFirst Corporation

Pursuant to Rule 425 of the Securities Act of 1933

Deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: UniFirst Corporation

(Commission File No.: 001-08504)

March 11, 2026

March 11, 2026

Dear Valued Business Partner,

We’re reaching out with an important update about the future of UniFirst. Today we announced that we have entered into a definitive agreement to combine with Cintas, bringing together two family-founded industry leaders to create a stronger company positioned for long-term growth, innovation, and service excellence.

This decision was made after a thoughtful and thorough evaluation by our Board, leadership team, and members of the Cintas family, with a focus on doing what best serves our customers and communities, our industry, and our other stakeholders. By joining forces with Cintas, we see a highly compelling opportunity to:

•	Build on UniFirst’s legacy as an industry pioneer;

•	Accelerate our technology transformation, broaden our product and service offerings, and provide us with an expanded supply chain; and

•	Help shape the future of the uniform and facility services industry.

Looking ahead, the transaction is expected to close in the second half of calendar 2026, subject to customary closing conditions, approval by UniFirst shareholders, and the receipt of certain regulatory approvals. Until then, UniFirst and Cintas will remain separate, independent companies, and we are operating as usual. Our contracts with you remain in place, your point of contact remains the same, and there are no changes to how we work with you.

Our commitment to exceptional service, high-quality products, and trusted partnership remains unwavering. Since our founding 90 years ago, we have built our business on being reliable, responsive, and accountable to the customers and communities we serve – that will not change. Following the close, we expect your relationship with UniFirst to remain largely the same.

You play an important role in our success, and we are excited about the opportunities this combination creates to become an even stronger partner to you in the years ahead. Thank you for your continued partnership and support.

As always, if you have any questions, please don’t hesitate to reach out.

Sincerely,

Steven S. Sintros President and CEO	Mauro Calderan SVP, Chief Supply Chain Officer

UNIFIRST CORPORATION 68 JONSPIN ROAD, WILMINGTON, MA 01887 T 978.658.8888 F 978.988.0659

CINTAS TO ACQUIRE UNIFIRST IN $5.5 BILLION TRANSACTION THAT EXPANDS SERVICE

CAPABILITIES, ENHANCES WORKDAY SOLUTIONS AND ADVANCES INDUSTRY INNOVATION

Transaction expected to deliver substantial benefits for customers, workers and employees across North America and enhance value for shareholders of both companies

Estimated to generate approximately $375 million of operating cost synergies

CINCINNATI, OH and WILMINGTON, MA, March 11, 2026 – Cintas Corporation (Nasdaq: CTAS) (“Cintas” or the “Company”) and UniFirst Corporation (NYSE: UNF) (“UniFirst”) today announced that they have entered into a definitive agreement under which Cintas will acquire UniFirst for $310.00 per share in cash and stock, representing an enterprise value of approximately $5.5 billion.1

The transaction brings together two family-founded companies with longstanding commitments to customer service and operational excellence. The combined company will deliver innovative products and outstanding services to approximately 1.5 million business customers across North America. By integrating complementary processing capacity, route networks, service infrastructure, supply chains and technology investments, Cintas expects to create efficiencies and expand service capabilities. These enhancements will benefit customers – and the American and Canadian workers they support – through reliable, cost-effective garment, facility services and first aid and safety programs backed by continued innovation.

Executive and Board Commentary

“This agreement marks a critical step in realizing substantial value for shareholders and customers,” said Todd Schneider, President and Chief Executive Officer of Cintas. “For decades, Cintas and UniFirst have built their reputations on a shared commitment to service excellence and putting customers first. By combining, we will be better positioned to drive growth and deliver on efficiencies that will benefit our collective customers and employee-partners. We look forward to welcoming UniFirst Team Partners to Cintas as we deliver on our shared vision.”

“The UniFirst Board of Directors is pleased to have reached an agreement with Cintas that maximizes value for our shareholders and provides the opportunity to participate in the compelling future upside of the combined company,” said Joseph M. Nowicki, Chairman of the UniFirst Board of Directors. “This transaction follows a thoughtful and thorough evaluation by our Board, leadership team and members of the Croatti family, and we are unanimous in our conviction that this transaction is in the best interests of UniFirst and all our stakeholders.”

“This announcement reflects the extraordinary dedication of our Team Partners to ‘Always Deliver’ for the customers and communities we serve,” said Steven Sintros, UniFirst President and Chief Executive Officer. “As we spent time with Todd and the Cintas leadership team, it became clear that there is a deep alignment in purpose and core priorities between our two companies, including a steadfast commitment to investing in our people and driving operational excellence. Bringing together these successful, family-founded businesses will create meaningful benefits for our people and communities while advancing innovation for the benefit of our customers and the broader industry.”

“Since our founding in 1936, UniFirst has been distinguished by our strong family culture and core values – Customer Focus, Respect for Others and Commitment to Quality – and an unwavering dedication to serve the people who do the hard work,” said Cynthia, Carol and Matthew Croatti. “As stewards of that legacy, we reflected deeply on how best to build on UniFirst’s rich history as an industry pioneer and unlock additional opportunities for growth, innovation, and long-term value creation for our stakeholders. We see in Cintas a family-founded partner that both respects the strong business we have built and fundamentally shares our values. Underscoring our confidence that this is the right path forward for UniFirst, we will retain an ownership position in the combined company.”

[1]	Based on Cintas’ closing share price on March 9, 2026

Compelling Strategic and Financial Benefits

•

Enhances Capabilities in Large, Growing and Competitive Market. The combined company will deliver an innovative, more complete solution, comprehensive service offering and value proposition for businesses of all sizes. Together, Cintas and UniFirst will be better able to deliver on the strong buying motivations of image, safety, cleanliness and compliance.

•

Creates Robust and Efficient Option for Customers and Workers: Together, Cintas and UniFirst will be better positioned to compete with well-resourced companies that are focused on increasing their garment and facility offerings and investing in last mile fleets, as well as competition from other uniform and workwear procurement options, including direct purchase, direct managed programs and hybrid approaches. With enhanced sourcing optionality, the combined company will be positioned to deliver value for customers and workers.

•

Creates Meaningful Opportunities for UniFirst Team Partners: The overwhelming majority of UniFirst employees are expected to have opportunities in the combined company. Like UniFirst, Cintas supports its people with meaningful investments in career growth and development, technology and assets.

•

Optimizes Shared Technological Advancements: Accelerates the benefit of the combined companies’ investments in technology-supported operational excellence and creates opportunities to optimize shared infrastructure and route networks for the benefit of customers.

•

Unlocks Additional Resources and Cost Synergies: Cintas expects to benefit from the addition of UniFirst’s talented workforce while also realizing approximately $375 million of operating cost synergies, including material cost, production expense, service expense and selling, general and administrative expense, within four years.

•

Delivers Compelling Financial Benefits. Expected to be accretive to Cintas’ earnings per share by the end of the second full year after closing. Net leverage ratio at close is expected to be 1.5x debt to EBITDA.

Transaction Details

Under the terms of the agreement, UniFirst shareholders will receive $155.00 in cash and 0.7720 shares of Cintas stock for each UniFirst share they own. This represents a combined value of $310.00 per share based on Cintas’ closing share price of $200.77 on March 9, 2026. There will be no separate or additional consideration for Class B shares.

The implied total enterprise value of the transaction is approximately $5.5 billion, which represents a multiple of 8.0x run-rate trailing 12 months EBITDA, including approximately $375 million of operating cost synergies.

The cash consideration will be funded with Cintas’ cash on hand, committed lines of credit and/or other available sources of financing, and is not subject to any contingencies. Cintas has secured fully committed bridge financing from Morgan Stanley Senior Funding, Inc., KeyBank National Association and Wells Fargo Bank N.A.

Timing and Approvals

The transaction has been unanimously approved by the Cintas and UniFirst Boards of Directors. Entities affiliated with the Croatti family, which control approximately two thirds of the voting power of UniFirst’s common stock and Class B common stock, voting together as a class, have entered into a voting support agreement under which they have agreed to vote their shares in favor of the transaction. The transaction is expected to close in the second half of calendar 2026, subject to customary closing conditions, approval by UniFirst shareholders and the receipt of certain regulatory approvals.

Cintas Preliminary Q3 2026 Earnings Results

Revenue for Cintas’ fiscal 2026 third quarter ended February 28, 2026, was $2.84 billion compared to $2.61 billion in last year’s third quarter, an increase of 8.9%. The organic revenue growth rate for the third quarter of fiscal 2026, which adjusts for the impacts of acquisitions and foreign currency exchange rate fluctuations, was 8.2%.

Cintas will release fiscal year 2026 third quarter results on Wednesday, March 25, 2026. The Company will conduct a conference call to address the financial results. A live webcast of the call will be available to individual investors and the public beginning at 10:00 a.m., Eastern Time on March 25, 2026.

UniFirst Q2 Fiscal 2026 Financial Results

UniFirst will report its financial results for the second quarter of fiscal 2026 on April 1, 2026, before the market opens. In light of the pending transaction with Cintas, UniFirst does not intend to hold quarterly conference calls or provide guidance updates going forward.

Investor Conference Call and Transaction Website Details

Cintas will conduct a live conference call and webcast to discuss the transaction at 8:30 a.m. Eastern Time today (Wednesday, March 11, 2026). The webcast will be available at www.Cintas.com/investors/. Click on the webcast icon and then follow instructions.

A dedicated website providing ongoing information and resources about the transaction is available at www.CintasUniFirst.com.

Advisors

Morgan Stanley & Co. LLC is acting as financial advisor, Davis Polk & Wardwell LLP is serving as legal advisor, and FGS Global is serving as strategic communications advisor to Cintas. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are serving as financial advisors, Paul Hastings LLP is serving as legal advisor, and Joele Frank, Wilkinson Brimmer Katcher is serving as strategic communications advisor to UniFirst.

About Cintas

Cintas Corporation helps more than one million businesses of all types and sizes get Ready™ to open their doors with confidence every day by providing products and services that help keep their customers’ facilities and employees clean, safe and looking their best. With offerings including uniforms, mats, mops, restroom supplies, first aid and safety products, fire extinguishers and testing, and safety training, Cintas helps customers get Ready for the Workday®. Headquartered in Cincinnati, Cintas is a publicly held Fortune 500 company traded over the Nasdaq Global Select Market under the symbol CTAS and is a component of both the Standard & Poor’s 500 Index and Nasdaq-100 Index.

About UniFirst

Headquartered in Wilmington, Mass., UniFirst Corporation (NYSE: UNF) is a North American leader in the supply and servicing of uniform and workwear programs, facility service products, as well as first aid and safety supplies and services. Together with its subsidiaries, the company also manages specialized garment programs for the cleanroom and nuclear industries. In addition to partnering with leading brands, UniFirst manufactures its own branded workwear, protective clothing, and floorcare products at its three company-owned manufacturing facilities. With more than 270 service locations, over 300,000 customer locations, and 16,000-plus employee Team Partners, the company outfits more than 2 million workers every day.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended (the “Securities Act of 1933”), which involve risks and uncertainties. Any statements about Cintas’, UniFirst’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “estimates,” “confident,” “continue,” “hope,” “likely,” “might,” “possible,” “potential,” “trend,” “anticipates,” “predicts,” “projects,” “plans,” “expects,” “intends,” “targets,” “forecasts,” “believes,” “seeks,” “could,” “should,” “may,” “will,” “strategy,” “objective,” and similar words, phrases or expressions or the negative versions thereof are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between Cintas and UniFirst (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Cintas and UniFirst; the outcome of any legal proceedings that may be instituted against Cintas or UniFirst; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that seeking or obtaining such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Cintas and UniFirst operate; any failure to promptly and effectively integrate the businesses of Cintas and UniFirst; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Cintas’ or UniFirst’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by Cintas’ issuance of additional shares of its capital stock in connection with the Transaction; changes in the trading price of Cintas’ or UniFirst’s capital stock; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities.

Additional important factors relating to Cintas that could cause actual results to differ from those in forward-looking statements include, but are not limited to, the possibility of greater than anticipated operating costs including energy and fuel costs; lower sales volumes; loss of customers due to outsourcing trends; the performance and costs of integration of acquisitions; supply chain constraints and macroeconomic conditions, including inflationary pressures and higher interest rates; changes in global trade policies, tariffs, and other measures that could restrict international trade; fluctuations in costs of materials and labor, including increased medical costs; costs and possible effects of union organizing activities; failure to comply with government regulations concerning employment discrimination, employee pay and benefits and employee health and safety; the effect on operations of exchange rate fluctuations, and other political, economic and regulatory risks; uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation; Cintas’ ability to meet its aspirations relating to sustainability opportunities, improvements and efficiencies; the cost, results and ongoing assessment of internal controls over financial reporting; the effect of new accounting pronouncements; risks associated with cybersecurity threats, including disruptions caused by the inaccessibility of computer systems data and cybersecurity risk management; the initiation or outcome of litigation, investigations or other proceedings; higher assumed sourcing or distribution costs of products; the disruption of operations from catastrophic or extraordinary events including global health pandemics; the amount and timing of repurchases of Cintas’ common stock, if any; changes in global tax and labor laws; the reactions of competitors in terms of price and service; and the other risks and contingencies detailed in Cintas’ most recent Annual Report on Form 10-K and its other filings with the Securities and Exchange Commission (the “SEC”).

Additional important factors relating to UniFirst that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, uncertainties caused by an economic recession or other adverse economic conditions, including, without limitation, as a result of elevated inflation or interest rates or extraordinary events or circumstances such as geopolitical conflicts like the conflict between Russia and Ukraine and disruption in the Middle East, and their impact on UniFirst’s customers’ businesses and workforce levels; disruptions of UniFirst’s business and operations, including limitations on, or closures of, UniFirst’s facilities, or the business and operations of UniFirst’s customers or suppliers in connection with extraordinary events or circumstances; uncertainties regarding UniFirst’s ability to consummate acquisitions and successfully integrate acquired businesses, and the performance of such businesses; uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation; any adverse outcome of pending or future contingencies or claims; UniFirst’s ability to compete successfully without any significant degradation in UniFirst’s margin rates, seasonal and quarterly fluctuations in business levels; UniFirst’s ability to preserve positive labor relationships and avoid becoming the target of corporate labor unionization campaigns that could disrupt UniFirst’s business; the effect of currency fluctuations on UniFirst’s results of operations and financial condition; UniFirst’s dependence on third parties to supply UniFirst with raw materials, which such supply could be severely disrupted as a result of extraordinary events or circumstances such as the conflict between Russia and Ukraine; any loss of key management or other personnel; increased costs as a result of any changes in federal, state, international or other laws, rules and regulations or governmental interpretation of such laws, rules and regulations; uncertainties regarding, or adverse impacts from continued high price levels of natural gas, electricity, fuel and labor or increases in such costs; the negative effect on UniFirst’s business from sharply depressed oil and natural gas prices; the continuing increase in domestic healthcare costs, increased workers’ compensation claim costs, increased healthcare claim costs; UniFirst’s ability to retain and grow its customer base, demand and prices for UniFirst’s products and services; fluctuations in UniFirst’s nuclear business; political or other instability; supply chain disruption or infection among UniFirst’s employees in Mexico and Nicaragua where UniFirst’s principal garment manufacturing plants are located; UniFirst’s ability to properly and efficiently design, construct, implement and operate a new enterprise resource planning computer system; interruptions or failures of UniFirst’s information technology systems, including as a result of cyber-attacks; additional professional and internal costs necessary for compliance with any changes in or additional SEC, NYSE and accounting or other rules; strikes and unemployment levels; UniFirst’s efforts to evaluate and potentially reduce internal costs; the impact of U.S. and foreign trade policies and tariffs or other impositions on imported goods on UniFirst’s business, results of operations and financial condition; UniFirst’s ability to successfully implement its business strategies and processes, including UniFirst’s capital allocation strategies; UniFirst’s ability to successfully remediate the material weakness in internal control over financial reporting disclosed in UniFirst’s Annual Report on Form 10-K for the fiscal year ended August 30, 2025, filed with the SEC on October 29, 2025, in an appropriate and timely matter or at all; and the other risks and contingencies detailed in UniFirst’s most recent Annual Report on Form 10-K and its other filings with the SEC.

These factors are not necessarily all of the factors that could cause Cintas’, UniFirst’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm Cintas’, UniFirst’s or the combined company’s results.

All forward-looking statements attributable to Cintas, UniFirst, or the combined company, or persons acting on Cintas’ or UniFirst’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and Cintas and UniFirst do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Cintas or UniFirst updates one or more forward-looking statements, no inference should be drawn that Cintas or UniFirst will make additional updates with respect to those or other forward-looking statements. Further information regarding Cintas, UniFirst and factors that could affect the forward-looking statements contained herein can be found in Cintas’ Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in UniFirst’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important Information and Where to Find It

In connection with the Transaction, Cintas will file relevant materials with the SEC, including a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Cintas common stock to be issued in connection with the Transaction. The Registration Statement will include a proxy statement of UniFirst that also constitutes a prospectus of Cintas. The definitive proxy statement/prospectus will be sent to the shareholders of UniFirst.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING CINTAS, UNIFIRST, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Cintas or UniFirst through the website maintained by the SEC at http://www.sec.gov or from Cintas at its website, https://www.cintas.com, or from UniFirst at its website, https://www.unifirst.com (information included on or accessible through either of Cintas’ or UniFirst’s website is not incorporated by reference into this communication).

Participants in the Solicitation

Cintas, UniFirst, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information about the directors and executive officers of Cintas and their compensation and ownership of Cintas common stock is set forth under the headings “Election of Directors”, “Board’s Roles and Responsibilities”, “Board Committees and Meetings”, “Nonemployee Director Compensation”, “Director Compensation Table”, “Compensation Committee Report”, “Executive Compensation”, “Compensation Discussion and Analysis”, “Summary Compensation Table”, “Grants of Plan-Based Awards Table”, “Outstanding Equity Awards Table”, “Option Exercises and Stock Vested Table”, “Nonqualified Deferred Compensation”, “Potential Payments upon Termination, Retirement or Change in Control”, “CEO Pay Ratio”, “Pay Versus Performance”, “Approval, on an Advisory Basis, of Named Executive Officer Compensation”, “Principal Shareholders”, “Security Ownership of Director Nominees and Named Executive Officers” and “Related Party Transactions,” respectively, in the proxy statement for Cintas’ 2025 Annual Meeting of Shareholders, filed with the SEC on September 16, 2025; under the heading “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Cintas’ Annual Report on Form 10-K for the fiscal year ended May 31, 2025, filed with the SEC on July 28, 2025; in the supplemental information regarding the participants’ holdings of the Cintas’ securities can be found in SEC filings on Statements of Change in Ownership on Form 4 filed with the SEC on October  31, 2025 (available here), December  17, 2025 (available here, here and here), December  30, 2025 (available here), January  22, 2026 (available here) and January  30, 2026 (available here) for Robert E. Coletti; on October  31, 2025 for Joseph Scaminace (available here); on October  31, 2025 (available here), December  17, 2025 (available here and here) and January 22, 2026 (available here) for Karen L. Carnahan; on October  31, 2025 (available here), December  17, 2025 (available here and here) and January 22, 2026 (available here) for Melanie W. Barstad; on October 31, 2025 for Martin Mucci (available here); on October  31, 2025 for Beverly K. Carmichael (available here); on October  31, 2025 (available here) and December  17, 2025 (available here, here, here, here and here) for Ronald W. Tysoe; and on December  30, 2025 (available here) and January  30, 2026 (available here) for Scott D. Farmer. Information about the interests of the directors and executive officers of UniFirst and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of UniFirst and their compensation and ownership of UniFirst common stock is set forth under the headings “Executive Compensation,” “Director Compensation – Fiscal 2025” and “Security Ownership of Management, Directors, Director Nominees and Principal Shareholders,” respectively, in UniFirst’s definitive proxy statement for its 2026 Annual Meeting of Shareholders, filed with the SEC on November  24, 2025 under the heading “Security Ownership of Certain Beneficial Owners and management and Related Stockholder Matters” in UniFirst’s Annual Report on Form 10-K for the fiscal year ended August 30, 2025, filed with the SEC on October  29, 2025; in UniFirst’s Current Report on Form 8-K filed with the SEC on December 29, 2025; in the supplemental information regarding the participants’ holdings of the UniFirst’s securities can be found in SEC filings on Statements of Change in Ownership on Form 4 filed with the SEC on December 18, 2025 for Sergio A. Pupkin (available here); December 18, 2025 for Kelly C. Rooney (available here); December 18, 2025 for Steven S. Sintros (available here); December  18, 2025 for Cynthia Croatti (available here); December  18, 2025 for Matthew Croatti (available here); December  18, 2025 for Cecilia K. McKenney (available here); December  18, 2025 for Michael Iandoli (available here); December  18, 2025 for Joseph M. Nowicki (available here); December 18, 2025 and February 18, 2026 for David Martin Katz (available here and here, respectively); December 18, 2025 for Shane O’Connor (available here); December 18, 2025 and February 10, 2026 for William Masters Ross  (available here and here, respectively); January 7, 2026 for David A. DiFillippo (available here); and in other documents filed by UniFirst with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”

Contacts

Cintas:

Investors:

Scott Garula, Executive Vice President & Chief Financial Officer – 513-972-3867

Jared S. Mattingley, Vice President—Treasurer & Investor Relations – 513-972-4195

Media:

Bryan Locke / Zachary Tramonti, FGS Global – cintas@fgsglobal.com

UniFirst:

Investors:

Shane O’Connor, Executive Vice President & Chief Financial Officer – 978-658-8888

Media:

Aura Reinhard / Joe Sala, Joele Frank, Wilkinson Brimmer Katcher – unifirst-jf@joelefrank.com